SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 31)

 LSB INDUSTRIES, INC.
 (Name of Issuer)

 COMMON STOCK, PAR VALUE $.10
 (Title of Class of Securities)

 5021600-10-4
 (CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
 (405) 235-4546
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2005
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of ' ' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. ' 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons,                                         Jack E. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     USA

                                                 (7) Sole Voting Power             458,762

Number of Shares                                 (8) Shared Voting Power         3,451,781
Beneficially
Owned by Each                                    (9) Sole Dispositive              458,762
Reporting Person Power
With:
                                                (10) Shared Dispositive          3,451,781

Power

(11) Aggregate Amount Beneficially                                               3,910,543
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             25.95%

(14) Type of Reporting Person (See Instructions)                                       IN

(1) Names of Reporting Persons,                                         Sylvia H. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     USA

                                                 (7) Sole Voting Power                   -

Number of Shares                                 (8) Shared Voting Power         3,451,781
Beneficially
Owned by Each                                    (9) Sole Dispositive                    -
Reporting Person Power
With:
                                                (10) Shared Dispositive          3,451,781
                                                     Power

(11) Aggregate Amount Beneficially                                               3,451,781
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             23.40%

(14) Type of Reporting Person (See Instructions)                                       IN

(1) Names of Reporting Persons,                                         SBL Corporation
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   AF, BK

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     Oklahoma

                                                 (7) Sole Voting Power                   -

Number of Shares                                 (8) Shared Voting Power         2,613,034
Beneficially
Owned by Each                                    (9) Sole Dispositive                    -
Reporting Person Power
With:
                                                (10) Shared Dispositive          2,613,034
                                                     Power

(11) Aggregate Amount Beneficially                                               2,613,034
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             17.71%

(14) Type of Reporting Person (See Instructions)                                       CO

(1) Names of Reporting Persons,                                         Golsen Petroleum
    I.R.S. Identification                                                Corporation
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     Oklahoma

                                                 (7) Sole Voting Power                 -

Number of Shares                                 (8) Shared Voting Power         396,758
Beneficially
Owned by Each                                    (9) Sole Dispositive                  -
Reporting Person Power
With:
                                                (10) Shared Dispositive          396,758
                                                     Power

(11) Aggregate Amount Beneficially                                               396,758
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [ ]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             2.82%

(14) Type of Reporting Person (See Instructions)                                       CO

(1) Names of Reporting Persons,                                         Barry H. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     USA

                                                 (7) Sole Voting Power             377,889

Number of Shares                                 (8) Shared Voting Power         2,791,640
Beneficially
Owned by Each                                    (9) Sole Dispositive              377,889
Reporting Person Power
With:
                                                (10) Shared Dispositive          2,791,640
                                                     Power

(11) Aggregate Amount Beneficially                                               3,169,529
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             21.37%

(14) Type of Reporting Person (See Instructions)                                       IN

(1) Names of Reporting Persons,                                         Steven J. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     USA

                                                 (7) Sole Voting Power             295,165

Number of Shares                                 (8) Shared Voting Power         2,673,688
Beneficially
Owned by Each                                    (9) Sole Dispositive              295,165
Reporting Person Power
With:
                                                (10) Shared Dispositive          2,673,688
                                                     Power

(11) Aggregate Amount Beneficially                                               2,968,853
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             20.05%

(14) Type of Reporting Person (See Instructions)                                       IN

(1) Names of Reporting Persons,                                         Linda Golsen Rappaport
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                         (a) [ ]
    a Member of a Group (See Instructions)                               (b) [X]

(3) #9; SEC Use Only

(4) Source of Funds (See Instructions)                                   Not applicable

(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization-                                     USA

                                                 (7) Sole Voting Power              82,552

Number of Shares                                 (8) Shared Voting Power         2,730,986
Beneficially
Owned by Each                                    (9) Sole Dispositive               82,552
Reporting Person Power
With:
                                                (10) Shared Dispositive          2,730,986
                                                     Power

(11) Aggregate Amount Beneficially                                               2,813,538
Owned by Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain                        [X]
Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)                             19.07%

(14) Type of Reporting Person (See Instructions)                                       IN

Introduction

This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), which is a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and Linda Rappaport.

This statement constitutes Amendment No. 31 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Amendment No. 31 is being filed as a result of (a) the open market purchase by SBL of 215,900 shares of Common Stock on December 15, 2005, and (b) the January 6, 2006, release by Bank of Union of its security interest in 470,600 shares of Common Stock and 16,000 shares of the Company's Series B Preferred Stock, which secured certain loans to SBL, GPC, of Jack E. Golsen.

Item 1. Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

SBL's purchase of 215,900 shares of common stock on December 15, 2005 was funded by a loan from Jack E. Golsen of $650,000 and a loan by one of SBL's subsidiaries of $340,000. Mr. Golsen utilized the proceeds of his line of credit from the Bank of the West to fund Mr. Golsen's loan to SBL, and SBL's subsidiary utilized the proceeds of a separate line of credit from Bank of the West to fund its loan to SBL. Bank of the West's loan to Mr. Golsen is secured by 370,000 shares of common stock owned by the Sylvia H. Golsen Trust of which Sylvia H. Golsen is the trustee.

This item is not applicable to the release by Bank of Union of its security interest in 470,600 shares of Common Stock and 16,000 shares of Series B Preferred.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is unchanged.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth as of the filing date of this Amendment 31 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person Amount Percent(10)

Jack E. Golsen 3,910,543(1)(2)(6)(9) 25.95%
Sylvia H. Golsen 3,451,781(1)(6)(7) 23.40%
SBL 2,613,034(1)(9) 17.71%
GPC 396,758(8)(9) 2.82%
Barry H. Golsen 3,169,529(1)(3)(6) 21.37%
Steven J. Golsen 2,968,853(1)(4)(6) 20.05%
Linda Golsen Rappaport 2,813,538(1)(5)(6) 19.07%

_______________________________________________

(1) The amount shown includes (i) 1,527,099 shares held directly by SBL; (ii) 250,000 shares that SBL has the right to acquire upon the conversion of 1,000,000 shares of the Company's Series D Preferred owned of record by SBL; (iii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred owned of record by SBL; (iv) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of the Company= s Class C, Series 2 Stock owned of record by SBL; and (v) 396,758 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (1) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC, and (2) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(2) The amount shown includes (i) 25,000 shares held directly by Jack E. Golsen; (ii) 119,929 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (iii) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (iv) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by the Jack E. Golsen 1992 Revocable Trust; (v) 176,500 shares that Jack E. Golsen may acquire upon the exercise of Company nonqualified stock options; and (vi) 838,747 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is the trustee.

(3) The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 87,040 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 302,889 shares held directly by Barry H. Golsen; (b) 32,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 28,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 33,238 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 26,238 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (f) 33,238 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (g) 25,238 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (h) 8,750 shares which Barry H. Golsen may acquire upon exercise of Company incentive stock options; and (g) 66,250 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options.

(4) The amount shown does not include 82,040 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (i) 240,165 shares held directly by Steven J. Golsen; (ii) 32,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iii) 28,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iv) 8,750 shares which Steven J. Golsen may acquire upon exercise of Company incentive stock options; and (v) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options.

(5) The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 87,040 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 82,552 shares held directly by Linda F. Rappaport;(ii) 33,238 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 26,238 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iv) 33,238 shares owned of record by the Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee; and (v) 25,238 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (i) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts; (ii) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts; and (iii) the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

(7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack E. Golsen (other than the 838,747 shares held by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee).

(8) The amount shown includes (i) 88,100 shares held directly by GPC, (ii) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC, and (iii) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(9) Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The holders of the Class C, Series 2 Preferred have no voting rights, except as required by law and except that such holders have the right to vote as a separate class to elect two directors, if the equivalent of six full quarterly dividends on the Class C, Series 2 Preferred are accrued and unpaid. This Class C, Series 2 Preferred voting right continues until all dividends due on such shares are paid in full. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred, the Class C, Series 2 Preferred, and the Series D Preferred are convertible.

(10) The percentage ownership of each reporting person is based on 13,755,658 shares of Common Stock outstanding, as reported in the Company= s Form 10-Q for the quarter ended September 30, 2005. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b) The following table sets forth, as of the filing date of this Amendment 31 for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

&#                                                Sole Voting                     Shared Voting
                                                and Power of                    and Power of
 Person or Entity                                Disposition                     Disposition

Jack E. Golsen                                  458,762(1)(5)(12)               3,451,781(2)(3)(5)

Sylvia H. Golsen                                None                            3,451,781(2)(3)(11)

SBL                                             None                            2,613,034(2)(12)

GPC                                             None                              396,758(4)(12)

Barry H. Golsen                                 377,889(6)                      2,791,640(2)(7)

Steven J. Golsen                                295,165(8) 9;                   2,673,688(2)(9)

Linda Golsen Rappaport                          82,552                          2,730,986(2)(10)

______________________________

(1) The amount shown includes (a) 25,000 shares held directly by Jack E. Golsen; (b) 119,929 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (c) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note; (d) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him; and (e) 176,500 shares that Jack E. Golsen may acquire upon the exercise of nonqualified stock options.

(2) See footnote (1) under paragraph (a) of this Item 5.

(3) The amount shown includes 838,747 shares of Common Stock owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee.

(4) See footnote (8) under paragraph (a) of this Item 5.

(5) See footnote (6) under paragraph (a) of this Item 5.

(6) The amount shown includes (a) 302,889 shares held directly by Barry H. Golsen; (b) 8,750 shares which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company; and (c) 66,250 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(7) The amount shown does not include 87,040 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Such amount does include (a) 32,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (b) 28,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 33,238 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 26,238 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 33,238 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (f) 25,238 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

(8) The amount shown includes (a) 240,165 shares held directly by Steven J. Golsen; (b) 8,750 shares which Steven J. Golsen may acquire upon exercise of incentive stock options; and (c) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(9) The amount shown does not include 82,040 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 32,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and (b) 28,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

(10) The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 87,040 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 33,238 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (ii) 26,238 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 33,238 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; and (iv) 25,238 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(11) See footnotes (6) and (7) under paragraph (a) of this Item 5.

(12) See footnote (9) under paragraph (a) of this Item 5.

SBL is wholly owned by Sylvia H. Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL. The directors and executive officers of SBL and GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen, husband and wife.

(c) During the past 60 days from the filing date of this report, the following reporting persons effected open market transactions in the Common Stock, as follows:

  On November 29, 2005, Barry H. Golsen purchased 1,000 shares at $5.02 per share;
  On November 29, 2005, Steven J. Golsen purchased 700 shares at $5.01 per share and 300 shares at $5.02 per share;
  On December 15, 2005, SBL purchased 100 shares at $5.05 per share, 300 shares at $5.06 per share, and 4,600 shares at $5.10 per share; and
  On December 15, 2005, SBL purchased 15,900 shares at $4.85 per share and 200,000 shares at $5.12 per share.
(d) See Item 6 below.

(e) Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except the Sylvia H. Golsen Trust, of which Sylvia H. Golsen is trustee, pledged 370,000 shares of Common Stock pursuant to a Security Agreement, dated December 19, 2005 (the "Security Agreement") to secure a promissory note, dated December 5, 2000, from Jack E. Golsen to Bank of the West, which promissory note was amended December 19, 2005, to extend the maturity date to 2012, and to increase the principal amount to $650,000. The Security Agreement replaces a prior Security Agreement, dated December 5, 2000, pursuant to which Sylvia H. Golsen pledged 370,000 shares to secure such promissory note. In addition to standard default and similar provisions contained in the Security Agreement, Bank of the West retains the right to all dividends paid in connection with the collateral.

Each 10b5-1 Plan, dated December 1, 2004, listed as Exhibit 99.18 of Amendment No. 30 to this Schedule 13D, expired pursuant to the terms of the plan on December 2, 2005.

Effective January 6, 2006, the Bank of Union released its security interest in 470,600 shares of Common Stock and 16,000 shares of the Company's Series B Preferred Stock owned by SBL, GPC, or the Sylvia H. Golsen Trust, which secured certain loans to SBL, GPC, or Jack E. Golsen.

Item 7. Materials to be Filed as Exhibits.

24.1 Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

99.1 Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

99.2 Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3 Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4 Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

99.5 Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

99.6 Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

99.7 Agreement of SBL Corporation as to the joint filing of this Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

99.8 Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.9 Shareholder's Agreement, effective December 1, 1995, among Jack E. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 23 to Amendment No. 24 and is incorporated herein by reference.

99.10 Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.11 Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.12 Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.13 Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as EXHIBIT 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.14 Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as Exhibit 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.15 Security Agreement, dated March 14, 2002, between the Bank of Union (the "Bank"), Golsen Petroleum Corporation, SBL corporation, Jack E. Golsen, Jack E. Golsen Trust, Sylvia H. Golsen, and Sylvia H. Golsen Trust (the "Pledgors"), is listed as Exhibit 99.17 of Amendment No. 29 to this Schedule 13D and is incorporated herein by reference.

99.16 Security Agreement, dated December 19, 2005, executed by the Sylvia H. Golsen Trust in favor of Bank of the West.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2006.                                     /s/ Jack E. Golsen
                                                                Jack E. Golsen

                                                                GOLSEN PETROLEUM CORPORATION

                                                            By: /s/ Jack E. Golsen
                                                                  Jack E. Golsen, President

                                                                /s/ Barry H. Golsen         *
                                                                  Barry H. Golsen

                                                                /s/ Steven J. Golsen        *
                                                                  Steven J. Golsen

                                                                /s/ Linda Golsen Rappaport  *
                                                                  Linda Golsen Rappaport

                                                                *Executed by Jack E. Golsen
                                                                 pursuant to Power of Attorney

                                                                /s/ Sylvia H. Golsen
                                                                  Sylvia H. Golsen

                                                                   SBL CORPORATION

                                                             By: /s/ Jack E. Golsen
                                        Jack E. Golsen, President